Exhibit 4.12

AMENDMENT
TO THE
TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN
WHEREAS, Telephone and Data Systems, Inc., a Delaware corporation (the “Company”), has heretofore adopted and maintains for the benefit of eligible employees of the Company and certain subsidiaries of the Company the “Telephone and Data Systems, Inc. Tax-Deferred Savings Plan” (the “Plan”); and
WHEREAS, the Company desires to retroactively amend the Plan to clearly exclude equity compensation from the Plan’s definition of “Compensation.”
NOW, THEREFORE, pursuant to the power of amendment contained in Section 14.1 of the Plan, Article 2(12) of the Plan hereby is amended, effective for the period commencing on January 1, 2010 and ending on December 31, 2015, as follows:
(12) Compensation. Wages, salaries, differential wage payments under section 3401(h) of the Code, and fees for professional services and other amounts received (without regard to whether or not an amount is paid in cash) for personal services actually rendered in the course of employment with an Employer to the extent that the amounts are includable in gross income, and excluding the following:
(a)    Amounts realized from the exercise of a non-qualified stock option, or when restricted stock (or property) held by the Employee either becomes freely transferable or is no longer subject to a substantial risk of forfeiture;
(b)    Amounts realized from the sale, exchange or other disposition of stock acquired under a qualified stock option;
(c)    other amounts which received special tax benefits; and
(d)    all reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation and welfare benefits.
“Compensation” includes all elective contributions that are made by an Employer on behalf of its Employees that are not includible in gross income under sections 125, 132(f) and 402(e)(3) of the Code.
A Participant’s “Compensation” in excess of the limit set forth in section 401(a)(17) of the Code, adjusted for changes in the cost of living under applicable rules and Regulations, shall not be taken into account for any purposes under this Plan.
For each Plan Year, an Employee’s “Compensation” shall include only compensation that is actually paid or made available to such Employee (or, if earlier, includible in the gross income of an Employee) in such Plan Year and paid to such Employee prior to his or her termination of employment; provided, however, and subject to the timing rules of section 1.415(c)-2(e) of the Treasury Regulations, that with respect to an Employee who terminates employment during a Plan Year, “Compensation” shall include amounts paid after such Employee’s termination of employment if such amounts (a) are paid by the later of 2½ months after such termination of employment or the last day of the Plan Year within which such termination of employment occurs and (b) are (i) payments of regular compensation for services performed during such Employee’s regular working hours or outside of such working hours, such as overtime, commissions, bonuses, and other similar payments that would have been paid to the Employee if the Employee had continued in employment with his or her Employer or (ii) payments for unused accrued vacation or similar leave, but only if the Employee would have been able to use the accrued vacation or leave if employment had continued.
It is intended that this definition of “Compensation” satisfy (i) the simplified compensation safe harbor definition of compensation in section 1.415(c)-2(d)(2) of the Regulations (and, therefore, exclude all remuneration for services of the types described in sections 1.415(c)-2(b)(3) - (7) of the Regulations) and (ii) the safe harbor alternative definition described in section 1.414(s)-1(c)(3) of the Regulations.

IN WITNESS WHEREOF, the Company has caused this Amendment to be executed by its duly authorized officers this 15th day of February, 2018.

TELEPHONE AND DATA SYSTEMS, INC.

By:	/s/ LeRoy T. Carlson, Jr.
Chief Executive Officer, Chief Financial Officer or Vice President Human Resources

By:	/s/ Daniel J. DeWitt
Chief Executive Officer, Chief Financial Officer or Vice President Human Resources